FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated November 3, 2009, Excel Maritime Reports Results for the Third Quarter and Nine-Month period ended September 30, 2009

Exhibit 1

Excel Maritime Reports Results for the Third Quarter and Nine-Month period ended September 30, 2009

ATHENS, GREECE – November 3, 2009 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the third quarter and nine-month period ended September 30, 2009.

Third Quarter 2009 Highlights:

•

Revenue from operations for the quarter amounted to $174.4 million as compared to $231.6 million in the third quarter of 2008.

•

Net profit for the quarter was $62.0 million or $0.79 per weighted average diluted share compared to $117.6 million or $2.66 per weighted average diluted share in the third quarter of 2008. The third quarter 2009 results include a non-cash unrealized interest-rate swap loss of $1.8 million compared to an unrealized interest-rate swap loss of $6.7 million in the corresponding period in 2008. Swap gains and losses are recorded in income as they do not meet the criteria for hedge accounting. Net income, excluding the above item, for the third quarter of 2009 would amount to $63.8 million or $0.81 per weighted average diluted share compared to respective income for the third quarter of 2008 of $124.3 million or $2.81 per weighted average diluted share.

•

Adjusted EBITDA for the third quarter of 2009 was $59.1 million compared to $110.1 million for the third quarter of 2008. A reconciliation of adjusted EBITDA to Net Income is included in a subsequent section of this release.

•

An average of 47 vessels were operated during the third quarters of 2009 and 2008 earning a blended average time charter equivalent rate of $21,912 and $33,806 per day, respectively.

Nine Months 2009 Highlights:

•

Revenue from operations for the nine-month period ended September 30, 2009 increased to $570.4 million from $506.9 million in the nine-month period ended September 30, 2008.

•

Net profit for the nine-month period ended September 30, 2009 was $258.0 million or $3.91 per weighted average diluted share compared to $276.2 million or $7.97 per weighted average diluted share in the respective period of 2008.

The nine months 2009 results include a non-cash unrealized interest-rate swap gain of $19.2 million compared to an unrealized interest-rate swap gain of $14.4 million in the corresponding period in 2008. Net income for 2009 includes also a non-cash item of $0.1 million relating to the resulting gain from the sale of vessel Swift. Net income, excluding the above items, would amount to $238.8 million or $3.62 per weighted average diluted share for the nine month period ended September 30, 2009 compared to $261.8 million or $7.55 per weighted average diluted share for the respective period in 2008.

•

Adjusted EBITDA for the nine month period ended September 30, 2009 was $169.7 million compared to $253.1 million for the respective period of 2008.  A reconciliation of adjusted EBITDA to Net Income is included in a subsequent section of this release.

Third Quarter 2009 Corporate Developments

On August 11, 2009, we completed our offering to the public of 6,000,000 shares of our Class A common stock. The Offered Shares were priced at $8.00 per share gross of underwriters’ commissions and expenses and the total net proceeds to us from the offering were approximately $45.2 million. We used the net offering proceeds for repayment of debt as well as to build up our committed capital expenditure reserve account, which we may utilize for future capital expenditure requirements.

Recent Developments

We recently reached agreements with our joint venture partners aimed to consolidate and simplify our new buildings program. These agreements, as detailed below, provide us with direct control of one Capesize vessel and majority control of another one:

•

On October 27, 2009 we completed an agreement with our joint venture partners for the transfer of our membership interests in certain consolidated joint venture companies under which we agreed to sell our 50% membership interest in Lillie ShipCo LLC for a consideration of $1.2 million and the transfer by one of the joint venture partners to us of its 50% membership interest in Hope ShipCo LLC. In addition, in the context of the above agreement, one of the joint venture partners sold its 28.6% membership interest in Christine ShipCo LLC to us for a consideration of $2.8 million. Following the completion of the transaction, we became 100% owner of Hope ShipCo LLC and increased our interest in Christine ShipCo LLC to 71.4%. Both companies will continue being consolidated in our financial statements, while Lillie ShipCo will be deconsolidated as of the date we ceased to have a financial interest in it. We are currently evaluating the effect of the above transaction in our consolidated financial statements for the fourth quarter of 2009.

•

On October 27, 2009, Hope ShipCo LLC and Christine ShipCo LLC loan agreements were amended to reflect the changes in the ownership of the companies discussed above.

Vessels new fixtures

On October 15, 2009 the M/V Isminaki, a Panamax vessel of 74,577 dwt built in 1998, was fixed under a new time charter for a period of 4-6 months at a daily rate of $24,000.

On October 20, 2009 the M/V Coal Age, a Panamax vessel of 72,824 dwt built in 1997, was fixed under a new time charter for a period of 11-13 months at a daily rate of $21,250.

On October 21, 2009 the M/V Fearless I, a Panamax vessel of 73,427 dwt built in 1997, was fixed under a new time charter for a period of 4-6 months at a daily rate of $22,250.

Time Charter Coverage

We have secured under time charter employment 69% of our operating days for the fourth quarter of 2009 and 54% for 2010.

Management Commentary:

Lefteris Papatrifon, Chief Financial Officer of Excel, stated, “For one more quarter, we have been able to deliver solid operating results. Our chartering strategy has allowed us, despite the prevailing rate volatility in our market, to generate stable and slightly increased cash flows on a quarter over quarter basis, as demonstrated by the Adjusted EBITDA of $59.1 million earned in the third quarter of this year.

During the third quarter, we also took proactive measures in strengthening and simplifying our balance sheet. The capital increase concluded in early August has allowed us to further deleverage and has also provided equity financing for our 2010 new building commitments. Additionally, the agreements reached with our joint venture partners enable us to consolidate and simplify our new buildings program.

At the same time, we have continued taking advantage of rate strengthening opportunities by fixing vessels on medium to long term charters at attractive rates, allowing us to enhance the stability of cash flows.”

Third Quarter 2009 Results:

The Company reported net profit for the quarter of $62.0 million or $0.79 per weighted average diluted share as compared to net income of $117.6 million or $2.66 per weighted average diluted share for the third quarter of 2008.

The third quarter 2009 results include a non-cash unrealized interest-rate swap loss of $1.8 million compared to an unrealized interest-rate swap loss of $6.7 million in the corresponding period in 2008.  Net income, excluding the above items, for the third quarter of 2009 would amount to $63.8 million or $0.81 per weighted average diluted share compared to respective income for the third quarter of 2008 of $124.3 million or $2.81 per weighted average diluted share.

Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters that were fair valued upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net income of $66.4 million ($0.84 per weighted average diluted share) and $71.8 million ($1.62 per weighted average diluted share) for the third quarters of 2009 and 2008, respectively, and the amortization of stock based compensation expense of $8.9 million ($0.11 per weighted average diluted share) and $4.0 million ($0.09 per weighted average diluted share), for the three months ended September 30, 2009 and 2008, respectively.

In addition, effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method to the expense as incurred method, as well as, adopted FASB Staff Position APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion” that changed the method of accounting for our Convertible Notes. Please refer to a subsequent section of this Press Release for a further discussion on these accounting changes.

Such changes were effected retrospectively to all periods presented and their effect in the three months ended September 30, 2009 was an increase in net income of approximately $1.0 million or $0.01 per weighted average diluted share in relation to the change in dry-dock and special survey policy and a decrease in net income of $1.5 million or $0.02 per weighted average diluted share in relation to the change in the accounting for the convertible notes.

Revenues for the third quarter of 2009 amounted to $174.4 million as compared to $231.6 million for the same period in 2008, a decrease of approximately 24.7%.

Included in revenues for the third quarters of 2009 and 2008 are $76.4 million and $81.9 million, respectively of non-cash revenues relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana.

An average of 47 vessels were operated during the third quarters of 2009 and 2008 earning a blended average time charter equivalent rate of $21,912 and $33,806 per day, respectively.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the third quarter of 2009 was $59.1 million compared to $110.1 million for the third quarter of 2008, a decrease of approximately 46.3%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Nine Months to September 30, 2009:

The Company reported net profit for the period of $258.0 million or $3.91 per weighted average diluted share as compared to net income of $276.2 million or $7.97 per weighted average diluted share for the respective period of 2008.

The nine months 2009 results include a non-cash unrealized interest-rate swap gain of $19.2 million compared to an unrealized interest-rate swap gain of $14.4 million in the corresponding period in 2008.  Net income for 2009 includes also a non-cash item of $0.1 million relating to the resulting gain from the sale of vessel Swift.

Net income, excluding the above items, would amount to $238.8 million or $3.62 per weighted average diluted share for the nine month period ended September 30, 2009 compared to $261.8 million or $7.55 per weighted average diluted share for the respective period in 2008.

Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters discussed above and amounting to a net income of $251.0 million ($3.8 per weighted average diluted share) and $136.8 million ($3.9 per weighted average diluted share) for the nine-month periods ended September 30, 2009 and 2008, respectively and the amortization of stock based compensation expense of $14.3 million ($0.22 per weighted average diluted share) and $6.7 million ($0.19 per weighted average diluted share), respectively.

The effect of the accounting changes discussed above in the nine- month period ended September 30, 2009 was a decrease in net income of approximately $2.4 million or $0.04 per weighted average diluted share due to the change in dry-dock and special survey policy and $4.3 million or $0.07 per weighted average diluted share due to the change in the accounting for the convertible notes.

Revenues for the period amounted to $570.4 million as compared to $506.9 million for the same period in 2008, an increase of approximately 12.5%.

Included in revenues for the nine-month periods ended September 30, 2009 and 2008 are $280.9 million and $155.2 million, respectively of non-cash revenues relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana.

An average of 47.3 vessels were operated during the nine-month period ended September 30, 2009, earning a blended average time charter equivalent (TCE) rate of $21,676 per day compared to $34,913 per day for the nine-months period ended September 30, 2008 earned by an average of 35.8 vessels.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the period was $169.7 million compared to $253.1 million for the respective period of 2008, a decrease of approximately 33.0%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Conference Call Details:

Tomorrow November 4, 2009 at 10:00 A.M. EST, the company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until November 11, 2009 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE THREE- MONTH PERIODS ENDED SEPTEMBER 30, 2008 (as adjusted) AND 2009

(In thousands of U.S. Dollars, except for share and per share data)

	Three-Month period ended September 30,
	2008 (as adjusted)	2009
REVENUES:
Voyage revenues	149,567	97,867
Time Charter fair value amortization	81,853	76,425
Revenue from managing related party vessels	233	105
Revenue from operations	231,653	174,397

EXPENSES:
Voyage expenses	7,051	4,469
Charter hire expense	8,275	8,275
Charter hire amortization	10,066	10,068
Commissions to a related party	1,139	577
Vessel operating expenses	19,581	20,671
Depreciation expense	30,795	31,070
Dry-docking and special survey cost	2,205	1,825
General and administrative expenses	10,331	13,952
	89,443	90,907

Income from operations	142,210	83,490

OTHER INCOME (EXPENSES):
Interest and finance costs	(18,383)	(12,418)
Interest income	2,028	281
Interest rate swap loss	(10,856)	(9,418)
Foreign exchange gain (loss)	125	(194)
Other, net	2,377	360
Total other income (expenses), net	(24,709)	(21,389)

Net income before taxes and income from investment in affiliate	117,501	62,101

US Source Income taxes	(105)	(162)

Net income before income from investment in affiliate	117,396	61,939

Income from Investment in affiliate	117	-

Net income	117,513	61,939

Plus: Loss assumed by the non controlling interests	48	37

Net income attributable to Excel Maritime Carriers Ltd.	117,561	61,976

Earnings per common share, basic	$2.68	$0.83
Weighted average number of shares, basic	43,812,129	75,107,733
Earnings per common share, diluted	$2.66	$0.79
Weighted average number of shares, diluted	44,236,338	78,863,299

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE NINE- MONTH PERIODS ENDED SEPTEMBER 30, 2008 (as adjusted) AND 2009

(In thousands of U.S. Dollars, except for share and per share data)

	Nine-month period ended September 30,
	2008 (as adjusted)	2009
REVENUES:
Voyage revenues	351,058	289,112
Time Charter fair value amortization	155,151	280,871
Revenue from managing related party vessels	698	382
Revenue from operations	506,907	570,365

EXPENSES:
Voyage expenses	17,195	14,346
Charter hire expense	15,111	24,556
Charter hire amortization	18,381	29,884
Commissions to a related party	2,961	1,602
Vessel operating expenses	47,708	62,881
Depreciation expense	68,436	92,336
Dry-docking and special survey cost	9,529	9,757
General and administrative expenses	25,163	30,817
	204,484	266,179

Gain on sale of vessel	-	61

Income from operations	302,423	304,247

OTHER INCOME (EXPENSES):
Interest and finance costs	(41,859)	(45,092)
Interest income	6,653	523
Interest rate swap gain (loss)	6,775	(1,233)
Foreign exchange loss	(83)	(231)
Other, net	2,244	183
Total other income (expenses), net	(26,270)	(45,850)

Net income before taxes and income from investment in affiliate	276,153	258,397

US Source Income taxes	(594)	(515)

Net income before income from investment in affiliate	275,559	257,882

Income from Investment in affiliate	521	-

Net income	276,080	257,882

Plus: Loss assumed by the non controlling interests	99	124

Net income attributable to Excel Maritime Carriers Ltd.	276,179	258,006

Earnings per common share, basic	$7.97	$4.03
Weighted average number of shares, basic	34,658,716	64,083,909
Earnings per common share, diluted	$7.97	$3.91
Weighted average number of shares, diluted	34,658,716	66,031,742

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2008 (as adjusted) AND SEPTEMBER 30, 2009 (unaudited)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2008 (as adjusted)	September 30, 2009

CURRENT ASSETS:
Cash and cash equivalents	109,792	94,597
Restricted cash	53	53,001
Accounts receivable	10,247	6,246
Other current assets	6,958	6,690
Total current assets	127,050	160,534

FIXED ASSETS:
Vessels, net	2,786,717	2,691,129
Advances for vessels under construction	106,898	115,845
Office furniture and equipment, net	1,722	1,514
Total fixed assets, net	2,895,337	2,808,488

OTHER NON CURRENT ASSETS:
Time charters acquired, net	264,263	234,379
Restricted cash	24,947	24,956
Investment in affiliate	5,212	-

Total assets	3,316,809	3,228,357

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	220,410	158,239
Accounts payable	6,440	6,487
Other current liabilities	47,934	48,602
Current portion of financial instruments	40,119	40,362
Total current liabilities	314,903	253,690

Long-term debt, net of current portion and net of deferred financing fees	1,256,707	1,164,232
Time charters acquired, net	650,781	369,910
Financial instruments	41,020	21,603

Total liabilities	2,263,411	1,809,435

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	461	798
Additional paid-in capital	944,207	1,048,369
Other Comprehensive Loss	(74)	(74)
Retained earnings	94,063	352,069
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,038,468	1,400,973
Non-controlling interests	14,930	17,949
Total Stockholders’ Equity	1,053,398	1,418,922

Total liabilities and stockholders’ equity	3,316,809	3,228,357

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE NINE- MONTH PERIODS ENDED SEPTEMBER 30, 2008 (as adjusted) AND 2009

(In thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2008 (as adjusted)	2009
Cash Flows from Operating Activities:
Net income	276,080	257,882
Adjustments to reconcile net income to net cash provided by operating activities	(69,199)	(156,086)
Changes in operating assets and liabilities:
Operating assets	(9,158)	4,269
Operating liabilities	21,254	715
Net Cash provided by Operating Activities	218,977	106,780

Cash Flows from Investing Activities:
Acquisition of Quintana, net of cash acquired	(692,420)	-
Advances for vessels under construction	(37,270)	(8,947)
Additions to vessel cost	(342)	(113)
Additions to office furniture and equipment	(358)	(101)
Proceeds received from Oceanaut’s liquidation	-	5,212
Proceeds from sale of vessel	-	3,735
Net cash used in Investing Activities	(730,390)	(214)

Cash Flows from Financing Activities:
Increase in restricted cash	(105,226)	(52,957)
Proceeds from long-term debt	1,405,642	5,067
Repayment of long-term debt	(881,395)	(165,256)
Payment of financing costs	(15,290)	(1,938)
Share capital issuance costs	(131)	(420)
Issuance of common stock	-	90,600
Non controlling interests	396	3,143
Dividends paid	(30,549)	-
Net cash provided by (used in) Financing Activities	373,447	(121,761)

Net decrease in cash and cash equivalents	(137,966)	(15,195)
Cash and cash equivalents at beginning of period	243,672	109,792
Cash and cash equivalents at end of the period	105,706	94,597

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	19,285	45,320
U.S. Source income taxes	638	625

Non-cash financing activities
Class A common stock issued as part of the consideration paid for the acquisition of Quintana	682,333	-

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2009	2008	2009
Net income	117,561	61,976	276,179	258,006
Interest and finance costs, net (1)	20,550	19,728	42,788	64,976
Depreciation	30,795	31,070	68,436	92,336
Dry-dock and special survey cost	2,205	1,825	9,529	9,757
Unrealized swap gain	6,661	1,827	(14,357)	(19,174)
Amortization of T/C fair values (2)	(71,787)	(66,357)	(136,770)	(250,987)
Stock based compensation	3,962	8,915	6,674	14,319
Gain on sale of vessel	-	-	-	(61)
Taxes	105	162	594	515
Adjusted EBITDA	110,052	59,146	253,073	169,687

(1) Includes swap interest paid and received
(2) Analysis:
	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2009	2008	2009
Non-cash amortization of unfavorable time charters in revenue	(81,853)	(76,425)	(155,151)	(229,397)
Non-cash accelerated amortization of M/V Sandra and Coal Pride time charter fair value due to charter termination	-	-	-	(51,474)
Non-cash amortization of favorable time charters in charter hire expense	10,066	10,068	18,381	29,884
	(71,787)	(66,357)	(136,770)	(250,987)

Reconciliation of Net Income to Adjusted Net Income
(all amounts in thousands of U.S. Dollars)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2009	2008	2009
Net income	117,561	61,976	276,179	258,006
Unrealized swap loss (gain)	6,661	1,827	(14,357)	(19,174)
Gain on sale of vessel	-	-	-	(61)
Adjusted Net income	124,222	63,803	261,822	238,771

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings per Share (Diluted)
(all amounts in U.S. Dollars)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2009	2008	2009
Earnings per Share (Diluted)	$2.66	$0.79	$7.97	$3.91
Unrealized swap loss (gain)	0.15	0.02	(0.42)	(0.29)
Gain on sale of vessel	-	-	-	-
Adjusted Earnings per Share (Diluted)	$2.81	$0.81	$7.55	$3.62

Accounting changes:

Change in Dry-docking and Special survey accounting policy

Effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred. We consider this as a preferable method because (i) it eliminates the subjectivity in the financial statements that occurs when determining which costs are eligible for deferral; such elimination of subjectivity enhances transparency in the balance sheet; (ii) is consistent with recent accounting policy and informal trends in the shipping industry and (iii) is consistent with the asset and liability framework in the concept statements.

Adoption of new accounting pronouncements

Effective January 1, 2009, we adopted FASB Staff Position, Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). FSP APB 14-1 requires issuers of convertible debt to account separately for the liability and equity components in a manner that reflects the issuers' non-convertible debt borrowing rate. The resulting debt discount is amortized over the period the debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principles on prior periods recognized in retained earnings as of the beginning of the first period presented.

Effective January 1, 2009, we adopted Statement of Financial Accounting Standard ("SFAS") No. 160, Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51. SFAS No. 160 amends Accounting Research Bulletin ("ARB") No. 51, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to us.

With the exception of SFAS 160 which requires retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented and were effected in the accompanying unaudited interim consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.

Accordingly, the previously reported 2008 financial information has been recast to account for these changes.

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps, which are significant non-cash items. Following the Company’s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. The Company’s management uses adjusted EBITDA as a performance measure. The Company believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. The Company has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between the Company’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the three and nine months ended September 30, 2009 compared to the corresponding periods in the prior year. In the table below, the Panamax fleet includes both Kamsarmax and Panamax vessels and the Handymax fleet includes both Supramax and Handymax vessels:

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	Three-month period ended September 30,
	2008	2009	2008	2009	2008	2009	2008	2009

Total calendar days	368	460	3,220	3,220	736	644	4,324	4,324
Available days under period charter	368	460	2,787	2,248	92	92	3,247	2,800
Available days under spot/short duration charter	-	-	366	884	569	552	935	1,436
Utilization	100.0%	100.0%	97.9%	97.3%	89.8%	100.0%	96.7%	98.0%
Time charter equivalent per ship per day-period	52,409	38,063	25,894	22,015	28,200	10,429	28,964	24,270
Time charter equivalent per ship per day-spot	-	-	66,274	18,700	40,523	15,072	50,612	17,305
Time charter equivalent per ship per day-weighted average	52,409	38,063	30,581	21,079	38,808	14,408	33,806	21,912
Net daily revenue per ship per day	52,409	38,063	29,954	20,509	34,834	14,408	32,696	21,467
Vessel operating expenses per ship per day	(5,033)	(5,041)	(4,499)	(4,701)	(4,378)	(4,991)	(4,528)	(4,780)
Net Operating cash flows per ship per day before G&A expenses	47,376	33,022	25,455	15,808	30,456	9,417	28,168	16,687

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	Nine-month period ended September 30,
	2008	2009	2008	2009	2008	2009	2008	2009

Total calendar days	672	1,365	6,940	9,555	2,192	1,985	9,804	12,905
Available days under period charter	642	1,343	5,973	6,875	516	368	7,131	8,586
Available days under spot/short duration charter	30	-	798	2,495	1,519	1,521	2,347	4,016
Utilization	100.0%	98.4%	97.6%	98%	92.8%	95.2%	96.7%	97.7%
Time charter equivalent per ship per day-period	50,188	41,142	26,651	23,407	35,303	15,032	29,397	25,823
Time charter equivalent per ship per day-spot	118,107	-	64,266	14,009	43,754	10,837	51,669	12,807
Time charter equivalent per ship per day-weighted average	53,220	41,142	31,084	20,905	41,611	11,655	34,913	21,676
Net daily revenue per ship per day	53,197	40,491	30,325	20,500	38,640	11,089	33,752	21,167
Vessel operating expenses per ship per day	(4,785)	(5,297)	(4,869)	(4,774)	(4,871)	(5,055)	(4,866)	(4,873)
Net Operating cash flows per ship per day before G&A expenses	48,412	35,194	25,456	15,726	33,769	6,034	28,886	16,294

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Available days under spot / short duration charter This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent per ship per day (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2008	2009	2008	2009
Voyage revenues	149,567	97,867	351,058	289,112
Voyage expenses	(8,190)	(5,046)	(20,156)	(15,948)
Time Charter Equivalent	141,377	92,821	330,902	273,164
Total available days	4,182	4,236	9,478	12,602
Daily Time charter equivalent	33,806	21,912	34,913	21,676

Net daily revenue We define this as the daily TCE rate including idle time.

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	4Q’09	1Q’10	2Q’10	3Q’10	Total

Amortization of unfavorable time charters (1)	72.3	70.7	69.6	58.5	271.1
Amortization of favorable time charters (2)	10.1	9.9	10.0	10.1	40.1

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of November 2, 2009:

Vessel Name	Dwt	Year Built	Charter Type	Daily rate	Average Expiration Date

Iron Miner	177,931	2007	Period	$42,105	February 2012
Kirmar	164,218	2001	Period	$49,000 (net)	May 2013
Iron Beauty	164,218	2001	Period	$36,500	October 2010
Lowlands Beilun	170,162	1999	Period	$36,000	May 2010
Sandra	180,274	2008	Period	$32,000	September 2010 (1)
Total Capesize	856,803
Iron Manolis	82,269	2007	Period	$22,000	December 2010
Iron Brooke	82,594	2007	Period	$21,000	December 2010
Iron Lindrew	82,598	2007	Period	$21,000	December 2010
Coal Hunter	82,298	2006	Period	$22,000	December 2010
Pascha	82,574	2006	Period	$21,000	December 2010
Coal Gypsy	82,221	2006	Period	$22,000	December 2010
Iron Anne	82,220	2006	Period	$22,000	December 2010
Iron Vassilis	82,257	2006	Period	$22,000	December 2010
Iron Bill	82,187	2006	Period	$22,000	December 2010
Santa Barbara	82,266	2006	Period	$22,000	December 2010
Ore Hansa	82,209	2006	Period	$22,000	December 2010
Iron Kalypso	82,224	2006	Period	$22,000	December 2010
Iron Fuzeyya	82,209	2006	Period	$22,000	December 2010
Iron Bradyn	82,769	2005	Period	$22,000	December 2010
Total Kamsarmax	1,152,895
Grain Harvester	76,417	2004	Period	$20,000	December 2010
Grain Express	76,466	2004	Period	$22,000	December 2010
Iron Knight	76,429	2004	Period	$22,000	December 2010
Coal Pride	72,493	1999	Spot
Isminaki	74,577	1998	Period	$24,000	March 2010
Angela Star	73,798	1998	Spot
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Spot
Iron Man (A)	72,861	1997	Period	$18,500	May 2010
Coal Age (A)	72,824	1997	Period	$21,250	October 2010
Fearless I (A)	73,427	1997	Period	$22,250	March 2010
Barbara (A)	73,307	1997	Period	$23,000	July 2010
Linda Leah (A)	73,317	1997	Spot
King Coal (A)	72,873	1997	Period	$56,000	July 2011
Coal Glory (A)	73,670	1995	Period	BPI AV 4TC (2)	December 2009
Powerful	70,083	1994	Period	$20,500	December 2009
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Period	$16,500	July 2010
Renuar	70,155	1993	Spot
Fortezza	69,634	1993	Spot
Total Panamax	1,532,047
July M	55,567	2005	Spot
Mairouli	53,206	2005	Period	$11,000	February 2010
Total Supramax	108,773
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Marybelle	42,552	1987	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot
Total Handymax	209,612
Total Fleet	3,860,130
Average age		9.4 Yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Christine (D )	Capesize	180,000	May 2010
Hope (E)	Capesize	181,000	November 2010
Total fleet to be delivered		361,000

Fleet to be delivered (c)	Type	Dwt	Estimated delivery (B)
Fritz (F)	Capesize	180,000	May 2010
Benthe (F)	Capesize	180,000	June 2010
Gayle Frances (F)	Capesize	180,000	July 2010
Iron Lena (F)	Capesize	180,000	August 2010

 (1)A second charter on the vessel has been fixed commencing upon completion of her current charter and through February 2016 at a daily base rate of $25,000, with 50% profit sharing based on the monthly AV4 BCI charter rate as published by the Baltic Exchange.

(2) The BPI AV4 Time Charter Rate is the Baltic Panamax Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. There can be no assurance that the vessels will be delivered timely or at all.

(D)  Excel holds 71.4% interest in the joint venture that will own the vessel.

(E)  Excel holds 100% interest in the company that will own the vessel.

(F)    Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: November 3, 2009

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer